





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.S. PHILLIPS INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3401 NW 63RD STREET, SUITE 500
(No. and Street)

OKLAHOMA CITY (City) OK (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMPSON S. PHILLIPS, JR. 405-943-9433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

14555 DALLAS PARKWAY, STE. 300 (Address) DALLAS (City) TX (State) 75254 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMPSON S. PHILLIPS, JR. _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
T.S. PHILLIPS INVESTMENTS, INC. _____ , as
of DECEMBER 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

KAREN L. COKER
Notary Public
State of Oklahoma
Commission # 17005014 Expires 05/30/21

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board Members
T.S. Phillips Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T.S. Phillips Investments, Inc. (the Company) as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, in 2019 the Company changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic No. 842.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 2, 2020

We have served as the Company's auditor since 2016.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	561,727
Deposits with clearing broker-dealer		100,000
Receivables from clearing and other broker-dealers		240,416
Prepaid expenses and deposits		53,478
Furniture and equipment, net		38,086
Right of use asset		514,510
	$	1,508,217

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	215,478
Lease liability		530,185
Income taxes payable		18,313
Total Liabilities		763,976

Stockholder's equity:

Common stock, 1,000,000 shares authorized	
$0.10 par value, 10,000 shares issued and outstanding	1,000
Additional paid-in capital	175,000
Retained earnings	568,241
Total stockholder's equity	744,241
$	1,508,217

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2019

Revenues:

Brokerage commissions	$	829,284
Distribution Fees		1,960,079
Interest income		242,305
Miscellaneous income		169,897
Total Income		3,201,565

Expenses:

Commission expense	1,973,668
Employee compensation and benefits	406,572
Brokerage and clearance fees	186,214
Communications	62,512
Occupancy and equipment costs	102,901
Promotional costs	27,966
Interest	50,405
Regulatory fees and expenses	97,930
Other expenses	183,785
Total operating expenses	3,091,953
Net income before income taxes	109,612
Provision for income taxes	18,313
Net Income	$ 91,299

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2018	10,000	$ 1,000	$ 175,000	$ 476,942	$ 652,942
Net income				91,299	91,299
Balance at December 31, 2019	10,000	$ 1,000	$ 175,000	$ 568,241	$ 744,241

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities

Net income	$	91,299
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization		17,172
Change in operating assets and liabilities:		
Increase in receivables from clearing and other broker-dealers		(33,532)
Decrease in other receivables		2,960
Increase in prepaid expenses and deposits		(45)
Decrease in accounts payable and accrued expenses		(46,667)
Decrease in income taxes payable		(57,774)
Net cash provided (used) by operating activities		(26,587)

Cash Flows from Investing Activities

Purchases of furniture and equipment		(4,936)
Net cash provided (used) by investing activities		(4,936)

Net increase (decrease) in cash and cash equivalents		(31,523)
Cash and cash equivalents at beginning of year		593,250
Cash and cash equivalents at end of year	$	561,727

Supplemental disclosures

Cash paid for:

Income taxes	$	18,313
Interest	$	50,405

Non Cash Investing and Financing Activities

Right of use asset recognized on operating leases upon the adoption of FASB ASC Topic 842	$	599,792

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

T.S. Phillips Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers. The Company's customers consist primarily of individuals located in Oklahoma.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements present the financial position and results of operations of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which composes several classes of services, including principal transactions and agency transactions.

New Accounting Pronouncement

In February 2016, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) No. 2016-02, "Leases (Topic 842)", as well as several subsequently issued clarifying amendments. Under the ASU, as amended, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a leases obligation to make lease payment arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the guidance, lessor accounting is largely unchanged. The lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Topic 842 was effective for the Company January 1, 2019. The Company completed evaluating the various accounting policy elections associated with the ASU, as amended, including transition methods and practical expedients, identifying contracts for evaluation, and reviewing contracts to determine if they contain leases. The Company completed the timing and impact of adopting ASU 2016-02, as amended, and recorded right of use assets of $599,792 and leases liabilities of $615,900 on its Statement of Financial Condition at the date of adoption, under the modified retrospective approach with no impact on its retained earnings.

Revenue Recognition

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Note 2 -   Summary of Significant Accounting Policies (continued)

Revenue Recognition (cont'd)

Revenue from contracts with customers include brokerage commissions and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at the point in time or other time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Distribution Fees – Mutual Funds and Insurance and Annuity Products

The Company earns revenue for selling mutual funds, variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a faxed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

The economic conditions which affect the Company's operations are related to overall strength of the financial market.

Receivables

Receivables from broker-dealers and clearing organizations are with the Company's clearing broker-dealer which is located in St. Louis, Missouri. These receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2 -   Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities

for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination by over the statues of limitations, generally three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Operating Lease Right of Use Asset

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets, and lease liabilities in the Statement of Financial Condition.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payment over the lease term. As most of the leases doe not provide an implicit rate, the Company generally uses, the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonable certin that the Company will exercise that option. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

Note 2 -   Summary of Significant Accounting Policies (continued)

Operating Lease Right of Use Asset (cont'd)

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Note 3 -   Deposits with and Receivable from Clearing Broker-Dealers

Deposits with broker-dealers include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions and other items. Such amounts are normally collected within five days after month end. Receivables from clearing and other broker dealers were $240,416 and $206,884 at December 31, 2019 and 2018, respectively.

Note 4 -   Furniture and Equipment

A summary of furniture and equipment at December 31, 2019 is as follows:

Furniture and fixtures	$ 26,813
Equipment	108,725
Leasehold Improvements	16,584
	$152,122
Less: accumulated depreciation and amortization	114,036
	$ 38,086

Note 5 -   Defined Contribution Plan

The Company has a defined contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation and amounts the employee elects to contribute to the plan. The Company matches the employee's contribution up to 3% of the employee's compensation. The employee is fully vested in the employer's contribution. The Company expensed costs of $11,708 for the year ended December 31, 2019.

Note 6 -   Commitments and Contingent Liabilities

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Indemnification and Termination Charges

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2019.

Note 6 -   Commitments and Contingent Liabilities (continued)

Indemnification and Termination Charges (con't)

The Company entered into an amendment to its clearing agreement effective April 1, 2017 with a five year term. If the Company terminates the agreement before the end of the five years, the Company is subject to a cancellation charge ranging from $100,000 in the first year to $50,000 in the fifth year of the agreement. After such time, there is no termination charge.

Note 7 -   Concentration Risks

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Note 8 - Operating Lease Right of Use Asset

The Company has an obligation as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The lease expires December 31, 2024. The Company used a discount rate of 6% to calculate the right of use liability.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

	Principal Undiscounted	Discount Interest	Discounted Principal
2020	$ 119,580	$ 29,357	$ 90,223
2021	122,580	23,708	98,872
2022	122,580	17,610	104,970
2023	125,580	11,052	114,528
2024	125,580	3,988	121,592
	$ 615,900	$ 85,715	$530,185

Note 8 - Operating Lease Right of Use Asset (continued)

In 2019, the Company recognized $94,541 in operating lease costs recorded within occupancy and equipment costs on the income statement.

Note 9 - Related Party Transactions

The Company has business relationships with companies with common shareholders. During the year, the Company received $108,590 from these entities for reimbursement of office rent and wages and $169,377 in revenue. The Company paid $48,756 in commissions to the related entities.

At the end of the year, the Company had fees payable of $0 to related companies and had receivables from related companies of $1,526.

Note 10 - Income Taxes

The provision for income taxes consists of the following:

Current	$18,313
Deferred	0
Total	$18,313

Note 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $651,337 which was $591,337 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.38 to 1.

Supplemental Information Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934, as of

December 31, 2019

Schedule I

T.S. PHILLIPS INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Computation of Net Capital

Total ownership equity qualified for net capital			$ 744,241
Deductions and/or charges			
Non-allowable assets:			
Non-allowable receivables from other broker-dealers	$	1,340	
Prepaid expenses and deposits		53,478	
Furniture and equipment, net		38,086	(92,904)
Net capital before haircuts on securities positions			651,337

Haircuts on securities (computed, where applicable,
pursuant to Rule 15c3-1(c)(2)):

	--
Net capital	$ 651,337

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	215,478
Leasehold right of use liability in excess of allowable asset		15,675
Income taxes payable		18,313
Total aggregate indebtedness	$	249,466

Schedule I (continued)

T.S. PHILLIPS INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 16,631
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 601,337
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 591,337
Ratio: Aggregate indebtedness to net capital	0.38 to 1

Reconciliation with Company's Computation

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17 A5 Part II FOCUS Report filing as of the same date.

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board Members
T.S. Phillips Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) T.S. Phillips Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which T.S. Phillips Investments, Inc. (the Company) claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T.S. Phillips Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
March 2, 2020



T.S. PHILLIPS
Investments, Inc.

3401 Northwest 63rd Street, Suite 500 • Oklahoma City, Oklahoma 73116
405.943.9433 • 800.955.9433 • Fax / 405.943.3902

Service To The Investor

EXEMPTION REPORT
DECEMBER 31, 2019

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from Rule 15c3-3 under Section (k)(2)(ii), in which all transactions are cleared through another broker-dealer on a fully disclosed basis.

2. The firm met the identified exemption provision throughout the most recent fiscal year without exception.

Thompson S. Phillips, Jr.
President

Member FINRA & SIPC